Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: VINA Technologies, Inc.
                                                (Commission File No.: 000-31903)


                  Larscom Incorporated/VINA Technologies, Inc.
                            Investor Conference Call
                             Tuesday March 18, 2003
                                  8:30 a.m. PT


Moderators: Dan Scharre, President and CEO of Larscom
            Mike West, Chairman and CEO of VINA Technologies


OPERATOR: Good morning. My name is Kizzie (ph), and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Larscom, VINA Technologies merger (ph) announcement conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. At this time, I would like to introduce Mr. Dan Scharre, President and CEO of Larscom and Mr. Mike West, Chairman and CEO of VINA Technologies. Thank you. You may begin your conference.

DAN SCHARRE: Thank you, Kizzie (ph). Good morning everyone, and thank you for joining us today. I would first like to start with a legal reminder that during the course of this conference call we will discuss our expectations and make projections or other forward looking statements regarding future events and the future financial performance and product plans of the companies. We wish to caution you that these statements and all other statements made by us on this call that are not historical facts are subject to a number of risks and uncertainties that may cause actual results to differ materially. We refer you to Larscom's and VINA's respective annual reports on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission and in particular, the section in Larscom's report entitled Certain Factors Affecting Future Operating Results and in VINA's report entitled Factors That May Affect Results for additional information on factors that could cause actual results to differ materially from our current expectations.

With that taken care of, today we are announcing that Larscom and VINA Technologies have signed a definitive agreement to merge our two companies to create a leader in one of the more promising segments of the telecom market, enterprise broadband access. The joint company will offer one of the industry's

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broadest portfolios of broadband access equipment for the enterprise and carrier markets. The combined company will be in a stronger position with greater resources to develop and market the next generation of broadband access products. Completion of the merger, which is expected to occur in the second quarter of 2003, is subject to approval by the stockholders of both companies and other customary closing conditions.

This is a strategic merger of equals. The transaction is an equity only transaction in which the stockholders of Larscom will maintain approximately 53 percent of the equity and VINA approximately 47 percent. Larscom and VINA will merge in a stock for stock transaction, based on a fixed exchange ratio in which each VINA stockholder will receive .2659 shares of Larscom common stock for each VINA common share that they hold. This transaction has already been approved by both companies' boards of directors. The resulting company, which will be known as Larscom, will be headquartered in the Silicon Valley. The combined company's pro forma reported position at December 31, 2002, for cash, cash equivalents and short-term investments net of debt was $22.8 million, and pro forma combined revenues for 2002 were $48.6 million.

The telecom market continues to undergo significant change. Enterprises, especially in the under served small and medium enterprise segment are more cost conscious than ever before. The need for bandwidth, however, continues to grow. As a result, enterprises are exerting pressure on service providers to deliver greater value. Carriers on the other hand are looking for ways to grow their revenue base while leveraging their existing network infrastructure with increased emphasis on the small and medium enterprise market. They have focused their capital resources on products and technologies that drive revenues and improve profits rather than disruptive, revolutionary technologies.

As a result, one of the most attractive and growing segments in the telecom market is the last mile where carriers have shifted their investment focus. While great opportunity exists, we believe that there are too many niche vendors, each with a limited product set chasing the same customers. Vendors need established, long-term relationships with customers for successful new product introductions. And given the volatility of the vendor community, carriers and enterprises are increasingly looking to buy from vendors with proven track records and financial stability. To be successful in this market, we believe that vendors need to establish economies of scale in order to effectively serve their customers. Consolidation is one way to create critical mass and to provide the necessary capital to continue investment in R&D to provide the next generation of solutions. This is a key driver for this merger.

As many of you know, Larscom is an established leader in the inverse multiplexing and high speed WAN access markets. Larscom sells broadband data access products and services to large enterprise, government and carrier customers around the world. Larscom has more than 400 active customers. VINA Technologies is an established leader in the integrated voice and data broadband access market with a 25 percent worldwide market share for T1 integrated access devices. VINA's integrated access products are targeted at carriers serving the

$50 billion small and medium sized business market. Since 1996, VINA has shipped more than 1.5 million voice and data ports.

The combined company brings together more than 35 years of experience providing broadband access solutions to carriers and enterprises worldwide and creates a strong force in the broadband access market segment. The merged company will have an extensive and complimentary customer base of established carriers, channel partners and major enterprises. Our products and services will provide a full spectrum of broadband access solutions for integrated voice and data at data rates from T1 to OC3 for the customer premise and the central office, and supporting TDM, frame relay, ATM and IP traffic. To augment this, we will focus on delivering next generation optical access solutions later this year.

We believe that our combined business model will allow us to reach profitability within the next year. Our resulting scale will allow us to be in a better position to fund necessary R&D for future growth. We will be positioned to leverage our strong distribution in the reseller channels, expand direct sales to carrier customers and build on cross selling opportunities to create further upsizing.

Finally, the balanced nature of this transaction allows us to build a strong management team for the new enterprise, which will include managers from both companies. I am currently President and CEO of Larscom and will serve as the CEO of the combined company. Mike West, VINA's current Chairman and CEO will continue as the board member for the combined company. The new company's board of directors will be comprised of five directors designated by Larscom and four directors directed by VINA. To ensure the success of the merger, we will be forming an integration team with senior executives from both Larscom and VINA and will work to make the transition as seamless as possible for our customers.

To summarize, we are merging to create a company with the scale, technology, and product breadth to establish ourselves as a preferred access vendor to carriers and enterprises. We share a common vision on the direction and potential of the broadband access market, and together, we believe we will be well positioned to become a successful leader.

I'd now like to ask Mike West to offer his perspective on this merger.

MIKE WEST: Thank you, Dan. Let me begin by saying that my colleagues on the VINA board and the senior management team fully share the excitement and enthusiasm about this transaction. Like Larscom, VINA has had an outstanding record of developing a leadership position in the broadband access market. We are joining forces with Larscom for one compelling reason. We are convinced we can accomplish more together with Larscom strategically, technically, operationally and financially than we could on a stand alone basis. As a result of this strategic business combination, we believe that the new Larscom will be among the clear leaders in providing broadband access solutions for both enterprises as well as carrier customers in one of the few bright market segments.

The merger will create one of the most extensive and proven solution sets of voice, data, high speed data and integrated voice and data and one of the most diverse and extensive product portfolios for our customers. The synergies offered between the two product sets will allow us to better target and deliver solutions that are required for the growth in the bandwidth consumption. This combination brings together two strong, dynamic, entrepreneurial organizations with complimentary products, skill sets, customer bases, channels of distribution and target markets. And, by leveraging our combined technologies, financials and human resources, we'll be able to offer customers one of the industry's most comprehensive next generation broadband access solutions and service offerings with compelling value propositions.

In short, this is the right deal with the right partner at the right time for both of our companies, our customers and our stockholders. I'll turn it back to you, Dan.

DAN SCHARRE: Thank you, Mike. That does conclude our formal remarks concerning the merger. Mike and I would be happy to take your questions at this time. Kizzie...

OPERATOR: At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. We will pause just for a moment to compile the Q&A roster.

At this time, sir, there are no questions.

OK, sir. You do have a question from Peter Conrad of Copp Investors.

SCHARRE: Good morning, Peter.

PETER CONRAD (ph): Hi, Dan. Hello, Mike. How are you?

WEST: Hi, Peter.

PETER CONRAD: Just a question. You're targeting Q2. When would you anticipate getting your S4 filed and get the process really rolling?

SCHARRE: We are starting that as soon as we get off the conference call today. We plan on getting that filed within the next week or so, getting it in front of the SEC and then going through the process of proxy shareholder approval and so on. So we are targeting the second quarter for closing this deal. We, of course, need to see if there is any comments that might come out of the SEC. Mike, do you have any ...?

WEST: No. The only thing I would add is that we do have the votes of our respective large shareholders already in hand so we don't anticipate an issue there. It really is going to be SEC review that would be any delays.

PETER CONRAD: Yes. OK. And, as you look to the combined entity, are you going to wait until you move further down integration planning path before offering some additional insight on what the combined entity can do from a financial perspective?

SCHARRE: We will be starting our transition planning, due to the nature of the merger process and SEC requirements and so on, we need to be careful about what forward guidance we provide, but we will endeavor to have our arms much more around what the integrated company will look like, what the prospects will look like, product portfolios, customer relationships. We intend to work very closely together to make sure that once the merger closes, we're out of the box on a successful path.

PETER CONRAD: OK. And then lastly, can you put together any sort of joint selling agreement or something of that nature so you can start the education and the execution on the sale side beforehand?

SCHARRE: Absolutely. That's in our plans to look at how to best do that. We know from some of our customers that there is interest in products of the type that VINA sells, their integrated access device product. And similarly, from their customers, there's interest in the products that Larscom sells. So I think it's all of our best interests to try to do that without defocusing the sales forces on both sides from their primary focus, which is sales for the individual's companies today.

PETER CONRAD: OK. Great. Thank you.

SCHARRE: Thanks, Peter.

WEST: Thank you, Peter.

OPERATOR: You do have a question from Dave Dorman of Halprin Capital.

SCHARRE: Hello, Dave.

DAVE HALPRIN: Hey. Mike?

WEST: Hey, Dave.

DAVE HALPRIN: How are you doing?

WEST: Great. Thank you.

DAVE HALPRIN: We didn't forget about you.

WEST: That's good.

DAVE HALPRIN: I just wanted to go through some numbers. When you combine the two companies, have you given kind of back of the envelope yet in terms of what kind of op ex you guys might save?

SCHARRE: Yes. We've looked at that. At the current time, what we're willing to say is that we're committed to profitability. We expect to be profitable within the 12-month period going forward. Our focus, I can tell you, Mike and mine, has been on putting together the deal and all of the issues related with that. Today will be the day that we start bringing our management teams in to look at how do we integrate the company? What are the necessities for each of the functional organizations - the SG&A and the engineering and so on - so that we can continue to do what we need to do, and at the same time take advantage of synergies to reduce op ex. Mike ...?

WEST: The only thing that becomes obvious in this kind of a discussion, Dave, is, you know, there are things that we're both doing as public companies that we'll no longer do. So there's a tremendous amount of savings there - just the normal SEC kind of filings and costs and D&O insurance and so forth. But beyond that, we've spent a lot of time trying to understand what the combined organization will look like. We're just not in a position to talk about those numbers today.

DAVE HALPRIN: I gather this is much more of a, sort of a top line product focused, customer markets, et cetera. Do you plan on keeping at the moment all your product lines?

SCHARRE: We have no plans to cut anything at this time.

DAVE HALPRIN: OK. What about head count?

SCHARRE: That's going to be part of the transition planning. Clearly, we need to look at what is needed for the combined company going forward.

DAVE HALPRIN: Yes. I'm not familiar with Larscom, Dan. Could you give me an idea as to what kind of cash burn you guys have been on?

SCHARRE: We actually both have filed our 10-Ks just within in the last couple of days for the year ending December 31st.

DAVE HALPRIN: Yes.

SCHARRE: So I would encourage you to look at that. I don't have the specific numbers at my fingertips and I would hate to give a number that is incorrect.

DAVE HALPRIN: OK. You had $17 million in cash at the end of the fourth quarter, is that right?

SCHARRE: That's approximately correct.

DAVE HALPRIN: And, Mike, you guys had about $7?

WEST: We had about $4.7 unrestricted.

DAVE HALPRIN: OK. So combined, what do you guys estimate your cash is going to be at the end of the month?

SCHARRE: Well, we're not providing those numbers, but the numbers that we have provided are the combined cash at the end of December ...

DAVE HALPRIN: OK.

SCHARRE:... of last year which was $22.8 million.

DAVE HALPRIN: Yes.

SCHARRE: Basically, the sum of our $17 plus and Mike's $4 to $5.

DAVE HALPRIN: OK. And then the combined revenues will be around $40 million, roughly?

SCHARRE: Combined revenues for last year were approximately $46 million.

WEST: $48.6.

SCHARRE: $48.6.

DAVE HALPRIN: OK. And then if I'm doing the math right, if I assume that this goes through at the price you're talking about, the combined market capital will be about $11 million today, or as of when you announced it this morning?

SCHARRE: That's a rough ball park. The numbers have been moving several cents and at the price that the stocks are trading, several cents is a major percentage change. But roughly, that's the number - $10 million plus is the combined market cap.

DAVE HALPRIN: Is it too early to know who's going to be staying on with you and who's going to be leaving?

SCHARRE: It's too early to make that public. We've had discussions. We're still working on that. Again, the focus has been on putting together the right deal knowing that there's going to be some period of time between now and closing where we can make sure we've got the right integration team, the right integration plan ...

DAVE HALPRIN: Sure. I understand.

SCHARRE:... get our customers prepared.

DAVE HALPRIN: Mike, where can I reach you later today?

WEST: You can call me at my office.

DAVE HALPRIN: OK.

WEST: You've got that number?

DAVE HALPRIN: Are you at VINA today?

WEST: I will be, yes.

DAVE HALPRIN: Have you guys decided where you're going to end up? What's the real estate situation with you guys in Newark, Mike?

WEST: We have actually two options and we'll be negotiating the best deal we can for the new combined company.

DAVE HALPRIN: OK. So you haven't decided yet?

WEST: Right.

DAVE HALPRIN: OK. Great, thanks. And good luck to you guys.

SCHARRE: Thank you, Dave.

WEST: Thank you.

OPERATOR: Your next question comes from Ted Solaskis (ph) of GTS Engineering.

TED SOLASKIS (ph): Hi.

SCHARRE: Hello, Ted.

TED SOLASKIS (ph): My question was, and I think it was answered in the previous conversation, but it looks like the value of the stock is about $5.5 million if you take 0.27, the selling price today at 32, and you should wind up with 63. - you have 62 million shares outstanding now at VINA, I suppose. So I guess what I'm saying is when you combine it all, then your total market cap - it looks like your buying for $5 million dollars a $20 million dollar-plus company. Is that correct? In sales?

SCHARRE: Say that last thing again. I'm sorry.

TED SOLASKIS (ph): Well, it looks like for 5.3 million in stock - of course, this is an all-stock transaction - you'll be buying a $20 to $25 million dollars in sales, which is what VINA is.

SCHARRE: Yes, VINA is a $20 to $25 million-dollar sale company and looking at the Larscom stock price and the exchange ratio, it's in that ball park.

TED SOLASKIS (ph): Well, I think that's an opportunity and I missed the first part of the telecom but I can pick up on that later. Anyway, thank you for your help.

SCHARRE: Well, thank you, Ted.

WEST: Thank you.

OPERATOR:  Your next  question  comes from Peter  Conrad (ph) of Copp  Investors
(ph).

PETER CONRAD (ph): A couple of follow-on questions. You said that was a fixed ratio. Is that within a collar or straight fixed, no collar?

SCHARRE: Straight fixed.

PETER CONRAD (ph): OK. And are there any drop-dead dates or termination dates associated with the deal?

SCHARRE: There are. There's a closing termination date but it's past the second quarter and I just hate to give the date because it's been so long since I looked at it.

WEST: It's an outside date, Peter.

SCHARRE: Yes.

WEST: My memory says August, but I just, as Dan said, we're doing that from memory.

SCHARRE: Yes.

PETER CONRAD (ph): OK, and I guess that was it. Great. Thank you.

SCHARRE: Thank you.

WEST: Thank you.

OPERATOR: At this time, there are no further questions.

SCHARRE: Well, let me close briefly. I want to thank all of you for participating in this call and for your interest in the strategic business combination of Larscom and VINA Technologies. We're looking forward to working together over the next several months to achieve completion and to realize the benefits of combining Larscom and VINA into a new strong and dynamic enterprise. Thank you for your time.

WEST: Thank you.

OPERATOR: Thank you. This concludes today's conference. You may now disconnect.

END


                   Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom's and VINA's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

                    Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA's 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom's 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

                              Safe Harbor Statement

     Except for the historical information contained herein, the matters set forth in this conference call transcription, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.